

October 21, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Babylon Holdings Limited, under the Exchange Act of 1934:

- Class A Ordinary Shares, $0.0000422573245084686 par value per share

- Warrants, each exercisable for one Class A Ordinary Share

Sincerely,